UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: October 10, 2012 to December 19, 2012

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES		3
EXHIBIT INDEX		4

EX 99.1:	Ecomobilité Ventures announces Its First Three Investments, France
EX 99.2:	Reorganization of Upstream and Supply-Marketing Segments, France
EX 99.3:	Third Quarter 2012 Results, France
EX 99.4:	Total announces its interim dividend for the third quarter 2012, France
EX 99.5:	Total starts South Mahakam production ahead of schedule, Indonesia
EX 99.6:	Total acquires a 75% interest in two onshore exploration blocks, Kazakhstan
EX 99.7:	Total introduces Awango by Total, Solar solutions to improve access to energy, France
EX 99.8:	Qatar Petroleum and Total sign new agreement on Al Khalij oil field for a further 25 years, France
EX 99.9:	Total announces the sale of its participating interest in the offshore OML 138, Nigeria
EX 99.10:	Total makes a new oil discovery in the North Sea, Norway
EX 99.11:	Total announces significant oil discovery in the Gulf of Mexico, USA
EX 99.12:	Total supports Romain Grosjean, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: December 20, 2012	By:	/s/ Humbert de Wendel

	Name:	Humbert de WENDEL

	Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: France: Ecomobilité Ventures announces Its First Three Investments (October 10, 2012)

•	EXHIBIT 99.2: France: Reorganization of Upstream and Supply-Marketing Segments (October 15, 2012)

•	EXHIBIT 99.3: France: Third Quarter 2012 Results (October 31, 2012)

•	EXHIBIT 99.4: France: Total announces its interim dividend for the third quarter 2012 (October 31, 2012)

•	EXHIBIT 99.5: Indonesia: Total starts South Mahakam production ahead of schedule (November 7, 2012)

•	EXHIBIT 99.6: Kazakhstan: Total acquires a 75% interest in two onshore exploration blocks (November 8, 2012)

•	EXHIBIT 99.7: France: Total introduces Awango by Total, Solar solutions to improve access to energy (November 12, 2012)

•	EXHIBIT 99.8: France: Qatar Petroleum and Total sign new agreement on Al Khalij oil field for a further 25 years (November 14, 2012)

•	EXHIBIT 99.9: Nigeria: Total announces the sale of its participating interest in the offshore OML 138 (November 19, 2012)

•	EXHIBIT 99.10: Norway: Total makes a new oil discovery in the North Sea (December 3, 2012)

•	EXHIBIT 99.11: USA: Total announces significant oil discovery in the Gulf of Mexico (December 5, 2012)

•	EXHIBIT 99.12: France: Total supports Romain Grosjean (December 18, 2012)

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